EXHIBIT 12

CB RICHARD ELLIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Dollars in thousands)

	Year ended December 31,
	2007	2006	2005	2004	2003
Income (loss) before provision for income taxes	$580,514	$516,897	$356,222	$108,254	$(40,980)
Less: Equity income from unconsolidated subsidiaries	64,939	33,300	38,425	20,977	14,930
Add: Distributed earnings of unconsolidated subsidiaries	117,196	29,384	24,997	11,502	11,140
Fixed charges	220,213	120,963	103,995	126,190	112,207

Total earnings before fixed charges	$852,984	$633,944	$446,789	$224,969	$67,437

Fixed charges:
Portion of rent expense representative of the interest factor (1)	$57,222	$42,109	$40,328	$37,035	$26,409
Interest expense	162,991	45,007	56,281	68,080	72,319
Loss on extinguishment of debt	—	33,847	7,386	21,075	13,479

Total fixed charges	$220,213	$120,963	$103,995	$126,190	$112,207

Ratio of earnings to fixed charges	3.87	5.24	4.30	1.78	N/A	(2)

(1)	Represents one-third of operating lease costs, which approximates the portion that relates to the interest portion.
(2)	The ratio of earnings to fixed charges was negative for the year ended December 31, 2003. Additional earnings of $44.8 million would be needed to have a one-to-one ratio of earnings to fixed charges.